

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2021

Ricardo Haynes
Chief Executive Officer
Bear Village, Inc.
4002 Hwy 78, Suite 530 #296
Snellville, GA 30039

   Re: Bear Village, Inc.
   Amendment No. 8 to Offering Statement on Form 1-A
   Filed August 6, 2021
   File No. 024-11359

Dear Mr. Haynes:

   We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2021 letter.

Amendment No. 8 to Form 1-A/A filed August 6, 2021

General

1.   We note your response to comment 1. Please revise to address the terms of the escrow and timeline for reaching the minimum and returning funds if it is not met. See Rule 10b-9 and Rule15c2-4 of the Securities Exchange Act of 1934.

   You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ron Alper at 202-551-3329 or Jim Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction